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                                            Commission File Number 1-10281



                         Smith Corona Corporation
          (Exact name of registrant as specified in its charter)

       3830 Kelley Avenue, Cleveland, Ohio 44114     (216) 881-5300
           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, $.001 par value
         (Title of each class of securities covered by this Form)

                                 None
          (Tiles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4 (a) (1) (i)     (X)       Rule 12h-3 (b) (1) (ii)     ( )
     Rule 12g-4 (a) (1) (ii)    ( )       Rule 12h-3 (b) (2) (i)      ( )
     Rule 12g-4 (a) (2) (i)     ( )       Rule 12h-3 (b) (2) (ii)     ( )
     Rule 12g-4 (a) (2) (ii)    ( )       Rule 15d-6                  ( )
     Rule 12h-3 (b) (1) (i)     ( )

     Approximate number of holders of record as of the certification or notice date:
                                  104

     Pursuant to the requirements of the Securities Exchange Act of 1934 Smith Corona Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          Smith Corona Corporation

Date:  April 5, 2001                      By: /s/ Robert H. Kanner, President
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